FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1.

Press Release dated April 13, 2006 – SILVER WHEATON REPORTS COMPLETION OF YAULIYACU TECHNICAL REPORT, DECEMBER 31, 2005 RESERVE AND RESOURCE UPDATE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: April 13, 2006	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
April 13, 2006	AMEX: SLW

SILVER WHEATON REPORTS COMPLETION OF YAULIYACU TECHNICAL REPORT, DECEMBER 31, 2005 RESERVE AND RESOURCE UPDATE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) is pleased to report that Watts, Griffis and McOuat Limited (“WGM”) have completed an independent technical report regarding the silver reserves and resources at the Yauliyacu Mine in Peru, as of December 31, 2005.

As previously reported, Silver Wheaton recently completed a silver purchase agreement with Glencore International AG (“Glencore”), owner of the Yauliyacu Mine, whereby Glencore will deliver 4.75 million ounces of silver per year to Silver Wheaton for twenty years.

WGM has reported that, as at December 31, 2005, the Yauliyacu Mine had proven and probable silver reserves of 12.9 million ounces, measured and indicated silver resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces.   This report has been filed on SEDAR.

Silver Wheaton is also pleased to report that, as at December 31, 2005, total proven and probable silver reserves (at the Luismin Mines, Zinkgruvan Mine and Yauliyacu Mine) were 84.0 million ounces, total measured and indicated resources were 60.7 million ounces and total inferred resources were 282.5 million ounces, as follows:

Proven and Probable Reserves (1,4,5,6)
As of Dec. 31, 2005	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
SILVER	Mt	g Ag/t	m oz	mt	g Ag/t	M oz	mt	g Ag/t	M oz
San Dimas	1.42	447	20.4	1.83	401	23.6	3.25	421	44.0
San Martin	0.31	47	0.5	0.58	46	0.9	0.90	47	1.3
Zinkgruvan	6.27	111	22.4	1.89	57	3.5	8.16	98	25.8
Yauliyacu	1.21	124	4.8	1.27	198	8.1	2.48	162	12.9
TOTAL			48.1			36.0			84.0

Measured & Indicated Resources (1,2,3,4,5,6)
As of Dec. 31, 2005	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
SILVER	mt	g Ag/t	m oz	mt	g Ag/t	M oz	mt	g Ag/t	M oz
San Dimas	-	-	-	-	-	-	-	-	-
San Martin	0.02	204	0.2	0.20	234	1.5	0.22	231	1.7
Zinkgruvan (Zn)	0.61	25	0.5	1.24	86	3.4	1.85	66	3.9
Zinkgruvan (Cu)	-	-	-	2.80	32	2.9	2.80	32	2.9
Yauliyacu	2.11	265	18.0	3.01	353	34.2	5.12	317	52.2
TOTAL			18.7			42.0			60.7

As of Dec. 31, 2005	Inferred Resources (1,2,3,4,5,6)
	Tonnes	Grade	Contained
SILVER	mt	g Ag/t	M oz
San Dimas	17.27	321	178.1
San Martin	2.87	111	10.3
Zinkgruvan (Zn)	8.46	105	28.6
Zinkgruvan (Cu)	0.89	28	0.8
Yauliyacu	6.87	293	64.7
TOTAL			282.5

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2005 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.

All Mineral Resources are exclusive of Mineral Reserves.

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.

The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:

1.

San Dimas, San Martin - Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

2.

Zinkgruvan – John Sullivan, P.Geo., Senior Geologist and Steve Cheeseman, P.Geo., Senior Associate Geologist, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

3.

Yauliyacu – Velasquez  Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

5.

Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:

1.

San Dimas and San Martin Reserves – US$ 6.00 per silver ounce

2.

San Dimas and San Martin Resources – US$ 7.00 per silver ounce

3.

Zinkgruvan Reserves and Resources – US$ 5.50 per silver ounce

4.

Yauliyacu Reserves and Resources – US$ 6.00 per silver ounce

6.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of 4.75 million ounces of silver per year for 20 years.  Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

Randy Smallwood, P. Eng., Vice President, Corporate Development of Silver Wheaton is the “qualified person” as defined in National Instrument 43-101 who has reviewed and approved the contents of this news release.

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  The Company expects to have annual silver sales of 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves and Resources

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2005 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com